                               DATED June 25, 2002

                               LION BIOSCIENCE AG

                                       and

                            BAYER AKTIENGESELLSCHAFT



                    ----------------------------------------

                                 3/rd/ AMENDMENT

                   relating to a development agreement between
                               LION bioscience AG
                                       and
                        Bayer AG dated 13th October, 2000

                    ----------------------------------------

                                    CONTENTS

Clause                                                                     Page
1.  Interpretation........................................................   4
2.  Milestone 2 A and ACCEPTANCE TEST.....................................   4
3.  Miscellaneous.........................................................   5

THIS AGREEMENT is made as of June 14th, 2002 BETWEEN:

(1) LION bioscience AG ("LION"), Waldhofer Str. 98, 69123 Heidelberg, Germany, registered with the commercial register of the local court in Heidelberg under HR B 5706; and

(2) Bayer Aktiengesellschaft ("Bayer"), 51368 Leverkusen, Germany.

WHEREAS:

(A) On 13/th/ October, 2000, LION and Bayer entered into a novel and innovative collaboration (the "Development Agreement") to implement existing IT tools at Bayer but also to develop novel IT tools, such as pharmacophore informatics tools, to significantly enhance lead identification and optimization capabilities for pharmaceutical and agrochemical discovery and development.

(B) LION and Bayer agreed on key modifications to the Development Agreement to be implemented in the first calendar quarter of 2002, which relate in particular to the future milestones and payment schedule, in a 1st Amendment to the Development Agreement dated 1/st/ December, 2001 and signed by LION on 11/th/ December, 2001.

(C) LION and Bayer agreed on modifications of the Development Agreement to be implemented in the second calendar quarter of 2002, which relate in particular to the future milestones and payment schedule, in a 2nd Amendment to the Development Agreement dated March 29/th/, 2002.

(D) On June 14/th/, 2002, the parties agreed that the DELIVERABLES of the new Milestone 2 A as defined in Annex B/II of the 2/nd/ Amendment to the Development Agreement did not meet the criteria of the ACCEPTANCE TEST according to Annex E/II of that Amendment.

(E) The parties agree that LION would not be able to fix the errors in the key DELIVERABLES identified by the parties in accordance with (S) 3 (3) of the 2/nd/ Amendment to the Development Agreement, allowing Bayer to terminate the Agreement pursuant to (S) 15 of the Development Agreement.

(F) However, the parties have agreed to allow LION another opportunity to meet the criteria of the ACCEPTANCE TEST for Milestone 2 A. The corresponding Project Plan (the "Project Plan") to meet these criteria was submitted to Bayer by LION on June 19, 2002, agreed to by Bayer and thereby binding to both parties.

(G) LION and Bayer hereby wish amend the Development Agreement further as follows.

NOW IT IS HEREBY AGREED as follows:

1. INTERPRETATION

(1)In this Agreement, including the recitals therein, all terms shall have the same meaning as in the Development Agreement as amended by the 1/st/ Amendment and the 2/nd/ Amendment, unless otherwise defined in this agreement or unless the context requires otherwise.

(2) "Milestone" has the meaning given to it in clause 1(8) of the

Development Agreement.

2. Milestone 2 A and ACCEPTANCE TEST

(1) Pursuant to the Project Plan, Bayer will receive five correction releases of the DELIVERABLES of which the fourth version will be subjected to a formal, determinative ACCEPTANCE TEST as defined in Annex E II of the 2/nd/ Amendment. Each correction release is due at the beginning of each month starting July 1, 2002, with the final correction release to be November 4, 2002. The parties agree that the Project Plan, may be updated, modified and amended by mutual agreement of the parties. These updates, modifications and amendments will be agreed upon at the corresponding OpCom meetings and will be documented in writing in the corresponding OpCom meetings.

The parties agree that notwithstanding the provisions of (S) 15 of the Development Agreement, Bayer may terminate the Development Agreement with immediate effect as soon as Bayer concludes, in its own discretion, that the quality of one of the correction releases - with the exception of the July release - gives rise to the reasonable expectation that LION will not be able to meet the criteria for the new milestone 2A in the new formal ACCEPTANCE TEST pursuant to (S) 2.(1), provided however that (a) Bayer gives LION one (1) week written notice prior to any such termination and (b) gives LION's Chief Executive Officer, or other designated official, the opportunity to meet on short notice with Bayer's representatives of the Steering Committee in person prior to any such termination for the purpose of discussing the intended termination by Bayer at which meeting Bayer's representatives shall present and document the basis for their expectation that LION will not be able to meet the criteria for the new milestone 2A in the new formal ACCEPTANCE TEST.

For the avoidance of doubt, the parties confirm that subpayment 4 as defined in
     (S)2 (2) of the 2/nd/ Amendment to the Development Agreement shall not be due until the DELIVERABLES of milestone 2 A have been, or are deemed to have been, accepted by Bayer according to the procedure set forth above

In anticipation of a successful formal ACCEPTANCE TEST for milestone 2A according to 2 (1), the parties agree, notwithstanding (S)3 (7) of the 2/nd/ Amendment, to extend the term of the Development Agreement - until July 1, 2004 without additional payments over and above the provisions of the

         Development Agreement as amended while their due dates will be postponed by six (6) months in accordance with the new term as revised hereby.


         Without changing the scope of the Project and without materially increasing the size of LION's efforts as set forth in the Development Agreement, the contents of future milestones (MS2b, MS3,and MS4) may be modified by mutual agreement of the parties to address the specific new needs of the following new organizations of Bayer: Bayer Health Care and Bayer Crop Science.


3.       MISCELLANEOUS

(1) The Development Agreement and all of its provisions (as modified by the 1/st/ Amendment and 2/nd/ Amendment) will continue in full force and effect as legal, valid and binding obligations of each of the parties subject to and as provided in this 3/rd/ Amendment or necessitated by the implementation of this 3/rd/ Amendment.

(2) Clause 18 of the Development Agreement shall apply to this 2/nd/ Amendment mutatis mutandis.




Executed by and on behalf of LION bioscience AG

Heidelberg, _______________________


  /s/ Friedrich von Bohlen und Halbach       /s/ Reinhard Schneider
--------------------------------------     ------------------------
Dr. Friedrich von Bohlen und Halbach       Dr. Reinhard Schneider
CEO                                        CIO




Executed by and on behalf of Bayer AG

Leverkusen, _______________________



  /s/ Jan - Anders Karlsson                  /s/ W. van den Kerckhoff
---------------------------                --------------------------
Head of Pharma Research                    Dr. W. van den Kerckhoff
Dr. Jan - Anders Karlsson                  Patents and Licensing